November 6, 2015

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that PowerShares DB Multi-Sector Commodity Trust with respect to PowerShares DB Silver Fund (the “Trust”) has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the Securities Exchange Commission on November 6, 2015. The Trust made such disclosure based on information provided by Deutsche Bank AG, which is an affiliate of the predecessor managing owner of the Trust, Deutsche Bank Commodity Services LLC, and not because of any conduct by the current managing owner or the Trust.

PowerShares DB Multi-Sector

Commodity Trust with respect to

PowerShares DB Silver Fund

By: Invesco PowerShares Capital Management LLC,

        its Managing Owner

By:	/s/ Andrew Schlossberg
Name:	Andrew Schlossberg

Title:	Principal Executive Officer

By:	/s/ Steven Hill
Name:	Steven Hill

Title:	Principal Financial and Accounting Officer, Investment Pools